10029739

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunthill Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 26th Floor
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McDonald, Jr. (212) 805-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FL.	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John McDonald, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunthill Capital, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me this 23rd day of February 2010
State of New York, County of New York

Signature

Managing Member

Title

Notary Public

LINDSAY A. WALSH
Notary Public, State of New York
No. 01WA6189990
Qualified in New York County
Commission Expires July 7, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTHILL CAPITAL, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Hunthill Capital, LLC

We have audited the accompanying consolidated statement of financial condition of Hunthill Capital, LLC. and Subsidiary (the "Company") (a wholly-owned subsidiary of LCM Capital Holdings, LLC) as of December 31, 2009, and the related consolidated statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hunthill Capital, LLC and Subsidiary as of December 31, 2009, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Marcum LLP

February 25, 2010
New York, New York

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ **Phone** 212.485.5500 ■ **Fax** 212.485.5501 ■ **marcumllp.com**
NEW YORK ■ NEW JERSEY ■ CONNECTICUT ■ PENNSYLVANIA ■ FLORIDA ■ GRAND CAYMAN

HUNTHILL CAPITAL, LLC AND SUBSIDIARY

(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Assets		
Cash	$ 313,210	
Management and incentive fee receivable	414,621	
Prepaid expenses	19,433	
Property and equipment, net	18,060	
Total Assets		$ 765,324
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$ 117,510	
Accrued expenses	201,983	
Deferred tax liability due to Parent	4,100	
Income taxes payable to Parent	6,600	
Total Liabilities		$ 330,193
Member's Equity		435,131
Total Liabilities and Member's Equity		$ 765,324

The accompanying notes are an integral part of theseconsolidated financial statements.

HUNTHILL CAPITAL, LLC AND SUBSIDIARY

(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues		
Management fees	$ 1,209,990	
Incentive fees	283,034	
Total Revenues		$ 1,493,024
Expenses		
Employee compensation and benefits	791,115	
Professional fees	164,394	
Occupancy	106,712	
Office	202,644	
Travel and entertainment	25,809	
Computer	17,310	
Communications	26,995	
Consulting	38,487	
Insurance	7,421	
Regulatory fees	26,119	
Depreciation	1,954	
Miscellaneous	15,191	
Total Expenses		1,424,151
Income before Provision for Income Taxes		68,873
Provision for Income Taxes		3,000
Net Income		$ 65,873

The accompanying notes are an integral part of these consolidated financial statements.

HUNTHILL CAPITAL, LLC AND SUBSIDIARY

(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

Beginning Balance - January 1, 2009	$	640,102
Contributions from member		29,156
Distributions to member		(300,000)
Net income		65,873
Ending Balance - December 31, 2009	$	435,131

The accompanying notes are an integral part of these consolidated financial statements.

HUNTHILL CAPITAL, LLC AND SUBSIDIARY

(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities		
Net income		$ 65,873
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	$ (3,600)	
Depreciation	1,954	
Changes in operating assets and liabilities:		
Accounts receivable	(115,689)	
Prepaid expenses	(3,206)	
Accounts payable	(3,764)	
Accrued expenses	199,876	
Due to Parent for income taxes	(32,300)	
Total Adjustments		43,271
Net Cash Provided by Operating Activities		109,144
Cash Used in Investing Activities		
Purchase of property and equipment		(18,306)
Cash Flows from Financing Activities		
Contributions from member	29,156	
Distributions to member	(300,000)	
Net Cash Used in Financing Activities		(270,844)
Net Decrease in Cash		(180,006)
Cash - January 1, 2009		493,216
Cash - December 31, 2009		$ 313,210

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - ORGANIZATION

Hunthill Capital, LLC and Subsidiary (the "Hunthill"), a Delaware Limited Liability Company ("LLC"), was formed in November 2003 as a registered broker and dealer with the Securities Exchange Commission ("SEC") and obtained membership of the Financial Industry Regulatory Authority ("FINRA") in July 2004.

Hunthill was a single member LLC owned by an individual through August 31, 2007. On September 1, 2007, the sole member of Hunthill contributed 100% of his interest (the "Contribution) to LCM Capital Holdings, LLC, (the "Parent") a Delaware limited liability company in exchange for membership interests in LCM Capital Holdings, LLC. Following the Contribution, LCM Capital Holdings LLC is:

(i) owned by the former sole member of the Company, LyonRoss Holdings, LLC ("LyonRoss") and senior management of LyonRoss; and

(ii) the sole member of each of Hunthill and LyonRoss, an unregistered investment advisor. As such, LyonRoss is an affiliate of Hunthill.

A Rule 1017 change in ownership form was filed by the Company on July 30, 2007 with the NASD. Final approval for the change in ownership was received from FINRA on January 28, 2008.

In April 2008, the Hunthill Capital (UK) Limited (the "UK Subsidiary") was incorporated in the United Kingdom as a wholly owned subsidiary of Hunthill. At the same time, Hunthill Capital, LP (the "UK Partnership") was formed as a partnership under the management of the UK Subsidiary. Hunthill, the UK Subsidiary and UK Partnership entered into an agreement with Mirabella Financial Services LLP a broker-dealer domiciled in the United Kingdom, under which agreement the broker-dealer would facilitate the expansion of Hunthill operations into the United Kingdom and Europe.

The financial statements of Hunthill, the UK Subsidiary and the UK Partnership (collectively "the Company") are consolidated effective from the incorporation of the UK Subsidiary and formation of the UK Partnership.

The Company earns management and incentive fee revenue for acting as a marketing and sales representative with respect to solicitations of prospective investors on behalf of its clients.

Management has evaluated all subsequent events after the balance sheet date and through the financial issuance date of February 25, 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INCOME TAXES

The Company is a Delaware LLC and files consolidated federal, state and local tax returns with the Parent on a cash basis. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. The tax provision within these statements represents the Company's share of the consolidated group's New York City Unincorporated Business Tax ("NYCUBT").

The Company recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statements or income tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciation is being provided using the straight-line method over their estimated useful lives, generally five to seven years. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation of these assets are removed from the accounts and the resulting gains or losses are reflected in the results of operations. Expenditures for maintenance and repairs are charged to operations as incurred. Renewals and betterments are capitalized.

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of the financial statements in conformity with accounting principles generally in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION AND UNEARNED REVENUE

The Company recognizes management and incentive fee revenue on a monthly basis in accordance with terms stipulated in the contract. The fees are earned based upon a percentage of assets under management.

Advisory fees are on a contractual basis with the fee stipulated in the contract. Advisory fees are earned ratably over the contract period. Amounts received from clients in advance of when earned are recorded as unearned revenue.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATION OF CREDIT RISK AND MAJOR CLIENTS

The Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

Management and incentive fee receivable: The Company does not generally require collateral or other security to support management, incentive or advisory fee receivables, although the Company does require retainers and up-front deposits for advisory fee receivables. At December 31, 2009, the Company determined that no reserve against management and incentive fee receivable was required. While bad debt expense has historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

During the year ended December 31, 2009, the Company earned 85% of its revenues from one client and 67% of management and incentive fee receivable were due from this client at December 31, 2009.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB"), in June 2009, issued new accounting guidance that established the FASB Accounting Standards Codification, ("Codification" or "ASC") as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. This new guidance became effective for interim and annual periods ending after September 15, 2009. Other than the manner in which new accounting guidance is referenced, the adoption of these changes did not have a material effect on the Company's financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In May 2009, the FASB issued new accounting guidance, under ASC Topic 855 on subsequent events, which sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a material effect on the Company's financial statements.

NOTE 3 - FAIR VALUE

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures", for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and
- Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

NOTE 3 - FAIR VALUE (CONTINUED)

- Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

NOTE 4 - PROPERTY AND EQUIPMENT

At December 31, 2009, property and equipment consisted of the following:

Office equipment	$21,153
Less: Accumulated depreciation	3,093
Property and equipment, net	$18,060

Depreciation expense amounted to $1,954 for the year ended December 31, 2009

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition advances, dividends payments and other equity withdrawals are restricted by the regulation of the SEC and other agencies. At December 31, 2009, the Company's net capital amounted to $117,857 which was $96,117 in excess of its required net capital of $21,750. The Company's net capital ratio was 2.77 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 - RELATED PARTY TRANSACTIONS

EXPENSE SHARING AGREEMENT - LYONROSS

On September 1, 2007, the Company entered into an expense sharing agreement with LyonRoss. The agreement provides that LyonRoss provides support, staffing, management services and office facilities. LyonRoss charged expenses of $322,550 to the Company for the year ended December 31, 2009 in accordance with the agreement.

At December 31, 2009, all amounts were paid and there was no amount due to LyonRoss relating to this agreement.

NOTE 7 - EMPLOYEE COMPENSATION AND BENEFITS

Included in employee compensation and benefits is $269,050 paid to a former employee under terms of a separation agreement he signed with the Company after he resigned in May 2008. Under the agreement the Company will pay the former employee 50% of all revenues it receives from the investment assets that were originally referred by the former employee. The agreement expires on December 31, 2012.

NOTE 8- INCOME TAXES

During the year ended December 31, 2009, the Company adopted the provisions of ASC 740 "Income Taxes" related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the consolidated statements of operations. Penalties would be recognized as a component of "General and administrative expenses".

NOTE 8- INCOME TAXES (CONTINUED)

In many cases the Company's uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. The Company files income tax returns in the United States (federal) and in state and local jurisdictions. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2006.

The adoption of these provisions did not have a material impact on the Company's financial position and results of operations. As of December 31, 2009, no liability for unrecognized tax benefits was required to be recorded.

The provision for income taxes for the year ended December 31, 2009 consists of NYCUBT of $3,000 as follows:

Current	$ 6,600
Deferred	(3,600)
Total	$ 3,000

The deferred tax liability due to the Parent of $4,100 at December 31, 2009 relates primarily to the following:

Management and incentive fee receivable	$ 16,788
Accounts payable and accrued expenses	(12,688)
Deferred tax liability, net	$ 4,100

HUNTHILL CAPITAL, LLC AND SUBSIDIARY

(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Net Capital		
Total member's equity		$ 435,131
Add:		
Deferred taxes payable		4,100
		439,231
Deductions and Charges		
Non-allowable assets:		
Management and incentive fee receivable (net of related commissions payable of $130,740)	$ 283,881	
Prepaid expenses	19,433	
Property and equipment, net	18,060	
Total Deductions and Charges		(321,374)
Net Capital		$ 117,857
Aggregate Indebtedness (A.I.)		
Accounts payable	$ 117,510	
Accrued expenses	201,983	
Income taxes payable to Parent	6,600	
Total A.I.		$ 326,093
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 21,740
(b) Minimum net capital required of broker/dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 21,740
Excess Net Capital		$ 96,117
Ratio of A.I. to Net Capital		2.77 to 1

See independent auditors' report.

HUNTHILL CAPITAL, LLC AND SUBSIDIARY

(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2009

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2009)

Net Capital - As reported in the Company's Part II of the amended FOCUS Report (unaudited)	$	94,667
Adjustments Relating to:		
Incentive fee receivable - net of related commission payable		19,090
Deferred tax liability		4,100
Net Capital - Per this Report	$	117,857

See independent auditors' report.

HUNTHILL CAPITAL, LLC AND SUBSIDIARY

(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See independent auditors' report.

HUNTHILL CAPITAL, LLC AND SUBSIDIARY

(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Hunthill Capital, LLC

In planning and performing our audit of the consolidated financial statements of Hunthill Capital, LLC and Subsidiary (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives states in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(ii) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

February 25, 2010
New York, New York

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Hunthill Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Hunthill Capital, LLC and Subsidiary and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Hunthill Capital, LLC and Subsidiary's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Hunthill Capital, LLC and Subsidiary's management is responsible for Hunthill Capital, LLC and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [excel spreadsheet calculating the assessment, copies of cancelled checks and bank statements], noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 (excel spreadsheet reconciling quarterly revenues to the trial balance), noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, (excel spreadsheet reconciling SIPC-7T to the quarterly trial balances), noting differences;

4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7T and in the related schedules and working papers (excel spreadsheet recalculating the SIPC-7T assessment expense) supporting the adjustments noting no differences.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**
NEW YORK ▪ NEW JERSEY ▪ CONNECTICUT ▪ PENNSYLVANIA ▪ FLORIDA ▪ GRAND CAYMAN

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

February 25, 2010
New York, New York

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hunthill Capital, LLC
150 East 52nd St, 26th Fl
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Edward Goldman Tel: 212-218-3930

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,190.

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (711)
07/20/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,479

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,479

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,479.

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hunthill Capital, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of February , 20 10 .

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

See independent accountants report on applying agreed upon procedures.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,275,992.

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,275,992.

2e. General Assessment @ .0025 $ 3,190.

(to page 1 but not less than $150 minimum)

See independent accountants report on applying agreed upon procedures.

HUNTHILL CAPITAL, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009